Second Amended and Restated Schedule I
to the
Money Manager Agreement, dated December 21, 1998,
between Aronson+Johnson+Ortiz, LP
(formerly Aronson+Partners)
and
TIFF Investment Program, Inc.,
for its TIFF Multi-Asset Fund (“MAF”) and TIFF US Equity Fund (“USEF”)

Performance Fee Calculation
Dated January 1, 2011

Compensation

As compensation for the services performed and the facilities and personnel provided by the Manager pursuant to this Agreement, each of MAF and USEF will pay to the Manager a fee according to the following formula:

Fee = 10 + [0.16 x (Excess Return – 75)]; subject to floor of 10 bp; cap of 50 bp, computed in accordance with the following provisions.

The applicable formula shall be applied separately with respect to MAF and USEF and each of MAF and USEF shall be responsible only for the payment of the fee with respect to its own Managed Assets.

Certain Defined Terms

Beginning Date” shall mean the date that the Manager begins (or resumes after a hiatus) to render services under this Agreement.

“Excess Return” shall mean the return of the Money Manager that exceeds the return of the benchmark (the S&P 500 Index, or any successor index thereof).

“Managed Assets” is hereby defined as that portion of MAF’s assets or USEF’s assets, as applicable, allocated to Manager.

“Minimum Fee” shall mean, with respect to any full calendar month, the result obtained by multiplying the average daily value of the net assets (gross of expenses except custodian transaction charges) of Managed Assets during such month by 1/12th of the “floor rate” set forth in this Agreement.

“Performance Adjusted Fee” shall mean the result obtained by multiplying the average daily value of the net assets of the MAF Managed Assets or the USEF Managed Assets, as applicable, during the performance measurement period (trailing 12 months performance) by 1/12th of the Performance Fee Rate determined in accordance with the formula above.

Performance Fee Calculation
January 1, 2011

“Performance Fee Rate” for MAF or USEF shall mean the rate of fee produced by application of the applicable formula set forth above.  Under such formula, the rate of fee varies directly with the time-weighted rate of return achieved for MAF or USEF, as applicable, by the Manager over the applicable performance measurement period, but is never greater than the “cap” rate nor less than the “floor” rate specified in the formula.  The rate of fee varies above and below the “fulcrum” fee rate, i.e., the rate that is midway between the cap rate and the floor rate, depending on the amount by which the Manager's return exceeds, or is less than, the return of the “benchmark” specified in the formula.  The rate at which the Performance Fee Rate changes in response to a specified increment of change in the Manager's performance relative to the performance of the benchmark is constant.  The Performance Fee Rate will change as the Manager's performance varies from the performance of the benchmark in increments of one basis point.

Fee for Services

(a) Fee. For services rendered by the Manager hereunder during each full calendar month, the Manager shall be entitled to a fee equal to the Performance Adjusted Fee, payable by the Client no later than thirty (30) days after the end of the month to which such fee relates.

(b) Early Termination. If the Manager ceases to render services hereunder at any time during, and before the end of, any full calendar month, the Manager shall be entitled to a fee for services rendered hereunder during such month equal to 150% of the Minimum Fee (prorated based on the number of days during such calendar month that the Manager provided services hereunder) payable by MAF or USEF, as applicable, on or about the tenth day of the month following the month in which the Manager ceased to render services hereunder.

Miscellaneous

In the event of any inconsistency between this Second Amended and Restated Schedule I and the Money Manager Agreement to which it relates, this Second Amended and Restated Schedule I shall govern.

Agreed and Accepted:		Agreed and Accepted:

TIFF Investment Program, Inc. for		Aronson+Johnson+Ortiz, LP
each of TIFF Multi-Asset Fund and
TIFF US Equity Fund

By:	/s/ Kelly Lundstrom	By:	/s/ Theodore R. Aronson

Name:	Kelly Lundstrom	Name:	Theodore R. Aronson

Title:	Vice President	Title:	Managing Principal